UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

As previously furnished on a Report on Form 6-K on June 24, 2025, Davis Commodities Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), held an Extraordinary General Meeting on June 23, 2025, at which shareholders approved by special resolution the Third Amended and Restated Memorandum and Articles of Association (the “Third A&R MAA”).

The Company is filing this Report on Form 6-K to update the Description of Rights of Securities of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect the adoption of the Third A&R MAA.

The Description of Rights of Securities attached hereto as Exhibit 4.1 modifies and supersedes any prior Description of Rights of Securities of the Company. This Report on Form 6-K, including Exhibit 4.1 filed herewith, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-286042), and shall be deemed to be a part thereof to the extent not superseded by subsequently filed or furnished documents.

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Exhibit Index

Exhibit No.	Description
4.1	Description of Rights of Securities Registered Under Section 12 of the Exchange Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: January 14, 2026	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

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